

Masa Taqueria PVD is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Masa Taqueria PVD

Food Service

224 Atwells Avenue
PROVIDENCE, RI 02909
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.55× for the next $100,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Masa Taqueria PVD is seeking investment to complete buildout and open our first brick and mortar restaurant for the greater PVD community.
This is a preview. It will become public when you start accepting investment.
OUR STORY

Masa Taqueria started out of Jonathon's Providence apartment in the wake of the covid-19 Pandemic in February of 2021. After Jonathon's landlords caught the couple running a business out of the building they were evicted and began the long strenuous process of becoming a legitimate food business.

Food truck launched in 2021, growing nearly 100% year over year.
With overwhelming support and interest from the community, they're ready to take Masa to the next level and open a brick and mortar location in DT Providence.
Masa offers fresh, elevated tacos inspired by Tijuana-style Mexican street foods, such as Birria de Res, a hearty stew of beef, chiles, and spices.
This is a preview. It will become public when you start accepting investment.
UNDISPUTED QUESABIRRIA KINGS! WE HAVE RI'S BEST SCRATCH MADE TORTILLAS!
Previous
Next
This is a preview. It will become public when you start accepting investment.
WHAT HAVE WE BEEN UP TO THIS YEAR?

We've been rippin' it all across Rhode Island this summer in our food truck and our home base at Rock & Rye Bar. Here's just a few gigs we've secured since march of 2023

Catered the @chompri staff holiday party for a second year in a row
Multiple private parties in our bar space at Rock & Rye
Pop ups at Moniker Brewery and other local spots
Charity events with Providence Animal Rescue League
Multiple pop-ups with famous tiktok and IG chefs
weekly food truck dates with Guild PVD
Booked for multiple corporate parties including both RI Trader Joes Locations & Dave's Marketplace
Booked for PVD Fest this september
This is a preview. It will become public when you start accepting investment.
PRESS
Masa Taqueria Gains Commercial Kitchen Space to Keep Up with Birria Taco Mania - Rhode Island Monthly

It's all about the non-GMO heirloom corn and proper imported Mexican equipment for the tortillas. Masa Taqueria creates corn tortillas from scratch out of heirloom corn for its birria tacos in Rhode Island.

Without massive capital behind them, smaller R.I. food businesses are feeling the pressure from all sides - The Boston Globe

The turbulent supply chain has sent many commercial kitchens into chaos, where chefs are having to rethink their menus and even reach out to diners for help.

New Mexican Street Food Truck, Southern Soul Food Downtown & Bubble Cone Ice Cream Shop Opens

Providence Monthly

This is a preview. It will become public when you start accepting investment.
VIA THE BOSTON GLOBE

Without massive capital behind them, smaller R.I. food businesses are feeling the pressure from all sides.

PROVIDENCE — Chef Jonathon Kirk has come a long way since starting Masa Taqueria, a pop-up that specializes in tacos and birria, inside his apartment. The pop-up opened during the height of the pandemic, after he left his previous restaurant job. He funded his entire operation, which now resides inside Rock & Rye on Atwells Avenue, using his savings, personal loans, a private loan from his partner's parents, and by racking up credit lines "almost to the brink."
Despite the challenges presented to him during the pandemic, he has been profitable, bringing in about $20,000 in revenue each month. He's garnered more than 11,600 followers on Instagram, who are captivated by videos of him creating vibrant tacos. But without having years of business tax returns to show off his record, it's been a challenge for Kirk to obtain small business funding and loans, which are necessary for many new businesses that aren't part of a well-funded hospitality group.
And it's coming while he's trying to pay off an outstanding tax debt of about $5,000 that was unpaid by his previous business partner (who handled the finances), put up another $5,000 for the vinyl wrap for his food truck, and keep the payroll going for his dedicated kitchen staff.
This is a preview. It will become public when you start accepting investment.
QUESABIRRIA TACOS W/ THE VULGAR CHEF 🌮
Play
00:00
17:24
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
Order Online
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
First Month's Rent & Security Deposit to Secure our Lease Agreement $11,000
Equipment (Freezers, Ice Machines, Ovens) $22,000
Decor $16,400
Staff training $5,000
Electrical & Plumbing $6,975
licensing $5,000
Opex $26,875
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,072,000 $1,232,800 $1,356,080 $1,451,006 $1,523,556
Cost of Goods Sold $471,680 $542,432 $596,675 $638,442 $670,363
Gross Profit $600,320 $690,368 $759,405 $812,564 $853,193

EXPENSES

Rent $60,000 $66,000 $66,000 $66,000 $66,000
Utilities $10,000 $10,000 $10,000 $10,000 $10,000
Labor $180,000 $207,000 $227,700 $243,639 $255,820
Marketing $10,000 $10,500 $11,025 $11,576 $12,155
Insurance $8,000 $33,000 $33,000 $66,000 $66,000

Legal Fees & Licensing $8,500 $8,712 $8,929 $9,152 $9,380

G&A $15,000 $17,250 $18,975 $20,303 $21,318

Maintenance $7,500 $8,625 $9,487 $10,151 $10,658

Operating Profit $301,320 $329,281 $374,289 $375,743 $401,862

This information is provided by Masa Taqueria PVD. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

FINAL MASA BIZ PLAN 2023.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends October 6th, 2023

Summary of Terms

Legal Business Name Iron Swine LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.55×

Investment Multiple 1.5×

Business's Revenue Share 1.7%-2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2031

Financial Condition

Historical milestones

Masa Taqueria has been operating since Feb 2021 and has since achieved the following milestones:

Opened permanent pop up location in providence, RI

Achieved revenue of $128K in 2021, which then grew to $255K in 2022.

Had Cost of Goods Sold (COGS) of $58,621.07, which represented gross profit margin of 47.66% in 2021. COGS were then $257,696.74 the following year, which implied gross profit margin of 61.9%.

Achieved profit of $ -5,165.39 in 2021, which then grew to $24,483.12 in 2022.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Masa Taqueria's fundraising. However, Masa Taqueria may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Masa Taqueria, we have had the following material changes and trends:

Increase in costs relating to Labor & Training.

Purchased equipment for Masa Taqueria Food Truck (own outright).

Forecasted milestones

Masa Taqueria forecasts the following milestones:

Secure lease in Providence, RI by Sept 2023.

Hire for the following positions by January 2024: Sous Chef, Prep Manager, Bar Manager]

Obtain Liquor License to increase revenue and gross profit margins

Achieve $900k revenue per year by 2024.

Achieve $117k profit per year by 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Masa Taqueria to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Masa Taqueria operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Masa Taqueria competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Masa Taqueria's core business or the inability to compete successfully against the with other competitors could negatively affect Masa Taqueria's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Masa Taqueria's management or vote on and/or influence any managerial decisions regarding Masa Taqueria. Furthermore, if the founders or other key personnel of Masa Taqueria were to leave Masa Taqueria or become unable to work, Masa Taqueria (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Masa Taqueria and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Masa Taqueria is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Masa Taqueria might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Masa Taqueria is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Masa Taqueria

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Masa Taqueria's financial performance or ability to continue to operate. In the event Masa Taqueria ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Masa Taqueria nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Masa Taqueria will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Masa Taqueria is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Masa Taqueria will carry some insurance, Masa Taqueria may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Masa Taqueria could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Masa Taqueria's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Masa Taqueria's management will coincide: you both want Masa Taqueria to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Masa Taqueria to act conservative to make sure they are best equipped to repay the Note obligations, while Masa Taqueria might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Masa Taqueria needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Masa Taqueria or management), which is responsible for monitoring Masa Taqueria's compliance with the law. Masa Taqueria will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Masa Taqueria is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Masa Taqueria fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Masa Taqueria, and the revenue of Masa Taqueria can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Masa Taqueria to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Changes in Economic Conditions Could Hurt Masa Taqueria PVD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Masa Taqueria PVD's financial performance or ability to continue to operate. In the event Masa Taqueria PVD ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Masa Taqueria PVD. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.